[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097

billbelitsky@paulhastings.com

October 23, 2015	92785.00002

VIA EDGAR

Ms. Valerie J. Lithotomos

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Eaton Vance Unit Trust – Series 1 (the “Trust”) (File Nos. 333-207018 and 811-23099)

Dear Ms. Lithotomos:

On behalf of Eaton Vance Distributors, Inc. (the “Sponsor”), we are writing in response to the comments contained in the Staff’s comment letter dated October 15, 2015, with respect to the above-referenced Trust. The Trust consists of three underlying unit investment trusts, Eaton Vance Dividend Fortitude Portfolio, Series 1, Eaton Vance Merger & Acquisition Target Portfolio, Series 1, and Eaton Vance Megatrends Portfolio, Series 1 (the “Portfolios”).

The Registrant’s responses to your comments are reflected below. Capitalized terms have the same meanings as in the Trust’s registration statement, unless otherwise indicated.

Prospectus

Investment Summary

Eaton Vance Dividend Fortitude Portfolio (p. 1)

Investment Objective (p. 1)

1. The second sentence in the investment objectives for the Portfolio describes a risk, not an objective. Please remove or relocate the sentence. This comment applies to all three Investment Objectives.

Response: In accordance with the above comment, the above referenced sentence has been revised and relocated to immediately follow the first sentence found under the “Principal Risks” section applicable to each of the three Portfolios.

Selection Criteria (p. 1)

2. The disclosure states that the Portfolio, which will terminate after 24 months, is designed as part of a long-term investment strategy; and that the Trust intends to offer subsequent series of the Portfolio for rollover investments. Please disclose in this section how repeatedly rolling over an investment in a UIT differs from long-term investment in a mutual fund or closed-end fund in terms of economic consequences to the unitholder, e.g., tax treatment (especially of rollover investments), sales charges, fees, and other expenses. This comment applies to all Portfolios.

October 23, 2015

Response: Each instance of above referenced disclosure has been modified in accordance with the above comment.

3. The second paragraph of the “Selection Criteria” disclosure for the Portfolio states that “you may receive more consistent overall results by following the strategy over several years if subsequent series are available.” What is the basis for this statement? What is meant by “consistent overall results?” This comment applies to all Portfolios.

Response: Each instance of above referenced disclosure has been deleted in response to the above comment.

Principal Risks (p. 2)

4. The Portfolio risk disclosure is similar to that of the other Portfolios, despite differences in investment strategies. Please revise the risk disclosure to more specifically reflect all of the material risks of investing in the Portfolio. This comment applies to all Portfolios.

Response: While all three Portfolios will invest in common stocks, the Eaton Vance Dividend Fortitude Portfolio will invest specifically in common stocks of companies with a history of dividend payments. The uncertainty concerning an issuer’s future dividend payments is applicable to all three Portfolios and is addressed under the second bullet in the “Principal Risks” section, and is discussed in greater detail under “Investment Risks – Dividend Payment Risk”. With respect to the Eaton Vance Merger & Acquisition Targets Portfolio, additional disclosure discussing the risks associated with an investment in securities identified as potential targets of a merger or acquisition has been added under “Investment Risks—Merger and Acquisition Risk”.

The Sponsor is expected to select the actual securities for inclusion in each of the three Portfolios sometime shortly before the currently anticipated effectiveness (and deposit) date of November 9, 2015. For that reason, it is not yet possible to determine whether an investment in either the Eaton Vance Dividend Fortitude Portfolio or the Eaton Vance Merger & Acquisition Targets Portfolio would entail industry risks other than those included in the Trust’s registration statement (in contrast, the economic sector concentrations for the Eaton Vance Megatrends Portfolio are specifically identified in that Portfolio’s strategy). To the extent that there are concentrations in any economic sectors or geographic regions, corresponding disclosure will be included in the Trust’s pricing amendment for which the Sponsor will seek effectiveness.

Eaton Vance Merger & Acquisition Targets Portfolio (p. 5)

Selection Criteria (p. 5)

5. The name of the Mergers & Acquisition Targets Portfolio suggests that it will invest in a particular type of investment: securities of companies that are merger or acquisition targets. However, the Portfolio’s prospectus does not disclose that it has adopted a policy to invest, under normal circumstances, at least 80% of the value of net assets, plus the amount of any borrowings for investment purposes, in the particular type of investment suggested by the Portfolio’s name. In this regard, please explain whether the companies are potential or actual targets of a merger or acquisition. Please include disclosure to the effect that the Mergers and Acquisitions Targets Portfolio will invest at least 80% of net assets, plus borrowings for investment purposes, in equity securities of companies that are “mergers and acquisitions targets”, or explain why you believe this is not required by Rule 35d-1 of the Investment Company Act of 1940.

October 23, 2015

Response: All 40 of the stocks selected for inclusion in the Eaton Vance Merger & Acquisition Targets Portfolio will be of companies that the Sponsor believes, at the time the Portfolio is selected, are positioned as potential targets of a merger or acquisition based on the factors described under “Selection Criteria”. During its two year life the Portfolio’s fixed composition of securities will vary only due to extraordinary circumstances because the Portfolio is an unmanaged unit investment trust. Accordingly, subsequent purchases of securities during the course of the Portfolio’s anticipated 90 day initial offering period will be limited to the 40 stocks initially selected by the Sponsor, all of which will be disclosed in the pricing amendment under “Portfolio”. Since the Portfolio’s future security purchases will be limited to the 40 stocks initially selected for inclusion, all of which satisfied the Sponsor’s initial selection criteria as potential targets of a merger or acquisition, a statement indicating an 80% policy described in the above comment would be unnecessary.

Eaton Vance Megatrends Portfolio (p. 9)

Selection Criteria (p. 9)

6. The disclosure indicates that the Portfolio will invest in sectors that will benefit economically from broad secular trends, and specifically identifies the “Consumer, Healthcare/Biotech and Technology” sectors. Is this an exhaustive list of the sectors in which the Portfolio may invest? If not, please supplement the disclosure accordingly. Will subsequent Series of this Portfolio invest only in the sectors identified in this prospectus? If not, please provide clarifying disclosure in this section.

Response: With respect to the current series of the Eaton Vance Megatrends Portfolio, its investments will be limited to companies in the Consumer, Healthcare/Biotech and Technology sectors. Subsequent series of the Portfolio may, however, invest in economic sectors different from those identified for this initial series, and the disclosure in this section has been clarified accordingly.

Principal Risks (p. 9)

7. Please revise the fourth principal risk factor to include disclosure of all material risks of investing in the sectors identified in the prospectus.

Response: As discussed telephonically with the Staff on October 19, 2015, a complete discussion of the material risks of investing in the relevant sectors is included under “Investment Risks—Industry Risks”.

The Trust (p. 16)

Investment Risks (p. 17)

8. Concentration Risk is listed, on page 20, as a material risk, yet there is no mention of concentration in the Investment Summary strategy or risk disclosure of any Portfolio. If a Portfolio concentrates in an industry or group of industries, please disclose the strategy in the Investment Summary, as well as the risks of concentrating in an industry or group of industries.

October 23, 2015

Response: As discussed above in response to Comment 4, any industry concentrations with respect to the Eaton Vance Dividend Fortitude Portfolio and the Eaton Vance Merger & Acquisition Targets Portfolio will be known only after the Sponsor finalizes its selection of securities for these Portfolios. In the event that either of these Portfolios is concentrated in a particular sector, a Portfolio’s “Principal Risks” section, as well as the “Investment Risks—Industry Risks” section, will be updated accordingly. The “Investment Risks—Industry Risks” section has been revised to reflect the Eaton Vance Megatrends Portfolio’s anticipated concentration in each of the Consumer, Healthcare/Biotech and Technology sectors.

9. You have included Liquidity Risk, on page 21, as a risk of investing in the Trust. Please disclose the consequences to unit holders of the absence of a liquid trading market.

Response: The above referenced disclosure has been modified in accordance with the above comment.

In-Kind Distributions (p. 33)

10. We note your statement that “[u]nder certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Portfolio securities when you redeem your units.” Please also disclose in the prospectus that shareholders will incur transaction costs in liquidating securities received, and that the securities will be subject to market risk until sold. Finally, if any securities redeemed in-kind will be illiquid, disclose that shareholders will bear the risk of not being able to sell such securities in the near term, or at all.

Response: The above referenced disclosure has been modified in accordance with the above comment.

General Comments

11. In your response letter, please provide a status update regarding any exemptive application you have filed with the staff.

Response: On November 4, 2014, the Sponsor received an Order from the Securities and Exchange Commission (“Commission”) granting its exemptive application (Investment Company Act Release No. 31327; File No. 812-14304) permitting its unit investment trusts, among other things, to impose sales charges on a deferred basis and waive the deferred sales charge in certain cases, and to offer unitholders certain exchange and rollover options. On October 21, 2014, the Sponsor filed an exemptive application seeking permission for its unit investment trusts to invest in shares of open-end investment companies in excess of the limitations set forth under Sections 12(d)(1)(A), (B) and (C) of the Investment Company Act of 1940 (File No. 812-14380). The latter application is currently pending, and further, a Notice of Application has yet to be issued by the Commission. The Trust is unaffected by the latter application since the Portfolios do not invest in shares of open-end investment companies.

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October 23, 2015

It is currently anticipated that a pricing amendment of the Trust’s registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Monday, November 9, 2015. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky

for PAUL HASTINGS LLP

Enclosures